EXHIBIT 11
CROWN CASTLE INTERNATIONAL CORP.
COMPUTATION OF NET INCOME (LOSS)
PER COMMON SHARE
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Income (loss) from continuing operations attributable to CCIC stockholders	$171,077	$(310,940)	$(114,332)	$(48,858)	$(222,813)
Dividends on preferred stock and losses on purchases of preferred stock	(22,940)	(20,806)	(20,806)	(20,806)	(20,805)
Income (loss) from continuing operations attributable to CCIC stockholders after deduction of dividends on preferred stock and losses on purchases of preferred stock for basic and diluted computations	148,137	(331,746)	(135,138)	(69,664)	(243,618)
Income (loss) from discontinued operations attributable to CCIC stockholders	—	—	—	—	—
Net income (loss) attributable to CCIC stockholders after deduction of dividends on preferred stock and losses on purchases of preferred stock for basic and diluted computations	$148,137	$(331,746)	$(135,138)	$(69,664)	$(243,618)
Weighted-average number of common shares outstanding during the period for basic and diluted computations (in thousands)	283,821	286,764	286,622	282,007	279,937
Per common share-basic and diluted:
Income (loss) from continuing operations attributable to CCIC stockholders	$0.52	$(1.16)	$(0.47)	$(0.25)	$(0.87)
Income (loss) from discontinued operations attributable to CCIC stockholders	—	—	—	—	—
Net income (loss)	$0.52	$(1.16)	$(0.47)	$(0.25)	$(0.87)